iVoice, Inc.
750 Highway 34
Matawan, NJ 07747
Tel 732-441-7700
Fax 732-441-9895
Email: information@ivoice.com
A Publicly Traded Company OTCBB: IVOI
www.ivoice.com

January 28, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:           iVoice, Inc.
Form 10-K for the Year ended December 31, 2009
Filed April 13, 2010
Form 10-Q for the Quarterly Period ended September 30, 2010
Filed November 15, 2010
File No. 000-29341

Dear Mr. Rohn:

We have reviewed your comment carefully, and have set forth below is our response to your January 10, 2011 letter.

Form 10-K for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1. We are considering your response to our prior comment number 1. Please provide us with the additional following information:

a.
We note your disclosure on Page F-12 of your Form 10-K, that on March 6, 2009, the voting and conversion rights of the Series A convertible preferred stock were removed. In addition, we note your disclosure on page 10 of your Form 10-Q for the quarterly period ended March 31, 2010, that on February 23, 2010, you acquired additional shares of the Series A 3% Convertible Preferred Stock. We further note on this date, you reinstated the conversion rights on the Series A Convertible Preferred Stock. Please provide us with your analysis that you reconsidered if the events on these dates are reconsidered to be reconsideration events. Refer to ASC 810-10-35-4. If you are relying on paragraph 4d, please clarify why you believe that the additional preferred shares acquired qualify as equity at risk investment when these shares have a fixed rate of return and are non-participating. Refer to ASC 810-10-15-14(a)(1).

b.	Tell us how you considered the guidance in ASC 810-10-15-17d.
c.
We note your point in Item 4, that your investment is protected from absorbing B Green’s losses because B Green is a corporation. Please clarify why you believe that your investment is protected. Tell us how you considered the guidance in ASC 810-10-25-38A(b). That is explain why you believe that you investment has an obligation to absorb losses but are also protected.

d.
Explain why you believe you have the power to direct the activities of the entity. Tell us why the common shareholders do not have that power through the board of directors. Indicate whether there is one group of shareholders that control the board of directors. Provide us with your evaluation of ASC 810-10-25-38A(a).

a.
Upon acquiring the additional shares of Series A 3% Convertible Preferred Stock, the Company reconsidered its determination of classifying B Green Innovations, Inc as a VIE and determined that classification of B Green as a VIE is still appropriate. We considered the additional shares as equity as risk. We still believe that the total investment was still at risk since the investment was not sufficient to finance the activities of B Green considering its history of losses without additional financial support or a significant increase in business as well as its thin capitalization. Additionally, no dividends have yet been paid to the Company nor have they been declared by the Board of Directors of B Green. We also considered the fact that the investment in B Green was less than the total market capitalization of B Green. While this investment is non-participating in liquidation, it does, however, have a conversions privilege that can allow it to convert these shares into common stock from time to time thus allowing it to be able to participate in profits in the future.

b.	We considered primarily paragraph 3 under ASC 810-10-15-17d wherein iVoice has provided more than half the equity of B Green by virtue of its purchases of Preferred Stock.
c.
While iVoice is protected from absorbing losses, it has a substantial investment in B Green. Additionally, iVoice has been the largest investor in B Green, and, may need to provide additional capital to protect its investment as it appears that there may not be any additional sources of capital for B Green.

d.
iVoice’s Board of Directors and B Green’s Board of Directors are the same, and, as such, have the power to direct the activities of the VIE.  There is no one group of shareholders that control the Board of Directors. Mr. Mahoney, the Company’s CEO beneficially owned 72% of the Common Stock at December 31, 2009, which includes 52,328,829 shares of Class A common stock, 115,025 shares of Class B common stock held and gives effect to the right of Mr. Mahoney pursuant to the promissory note to be executed by the Company in favor of Mr. Mahoney in the amount of $325,143 ($224,451 of indebtedness and deferred compensation and unpaid interest of $100,692) to convert amounts owing under such promissory note to 325,143 shares of Class B Common Stock together with the Class B common stock held, which are convertible into the number of shares of our Class A Common Stock, determined by dividing the number of shares of our Class B Common Stock being converted by a 20% discount of the lowest price at which the Company had ever issued  its Class A Common  Stock (1,375,424,438 shares).  There is no limitation on the number of shares of our Class A Common Stock we may be required to issue to Mr. Mahoney upon the conversion of this indebtedness.

For 10-Q for the Quarterly Period ended September 30, 2010

Item 4T – Controls and Procedures, page 20

2. We note that your proposed revision in response to our prior comment number 2, continues to include the heading Management’s report on internal control over financial reporting.” In light that this heading is no longer applicable, please confirm that this heading will be revised or removed in future filings

Future filings will incorporate the heading, “Controls and Procedures.”

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
Jerome Mahoney
President, Chief Executive
Officer and Chief Financial
Officer